Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of PBF Logistics LP of our report dated March 12, 2018 relating to the consolidated financial statements of PBF Energy Company LLC and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of a matter paragraph referring to the limited guarantee of collection of the principal amount provided by PBF Energy Company LLC for PBF Logistics LP’s 6.875% Senior Notes due 2023) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 12, 2018